UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

 Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the date of 18 November 2014

ALLIED IRISH BANKS, public limited company

 Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

18 November 2014

AIB - VALUATION

Allied Irish Banks, p.l.c. ("AIB") notes media coverage of the Minister for Finance's comments in relation to the bank made on Monday, 17 November 2014.

As previously stated by AIB, most recently in the bank's Interim Management Statement of 10 November 2014, AIB has c.523 billion ordinary shares in issue, of which 99.8% are held by the National Pensions Reserve Fund Commission ("NPRFC"). 500 billion of these ordinary shares were issued to the NPRFC in July 2011 at a price of €0.01 per share. Based on the number of shares currently in issue and the closing share price of 17 November 2014, AIB trades on a valuation multiple of c.6x (excluding 2009 Preference Shares) 30 June 2014 Net Asset Value (NAV). AIB continues to note that the median for comparable European banks is c.1x NAV.

-ENDS-

For further information, please contact:

Enda Johnson
Head of Corporate Affairs & Strategy
AIB Bankcentre
Dublin
Tel: +353-1-772 6010
email: enda.m.johnson@aib.ie

 ALLIED IRISH BANKS, p.l.c.

(Registrant)

Date: 18 November 2014

By: ___________________

                                                                                                                                             Mark Bourke
    Chief Financial Officer
       Allied Irish Banks, p.l.c.